TCW SPECIAL PURPOSE ACQUISITION CORP.

865 S. Figueroa St., Suite 1800
Los Angeles, CA 90017

February 24, 2021

VIA EMAIL & EDGAR

Karina Dorin

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	TCW Special Purpose Acquisition Corp. (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-252775)

Dear Ms. Dorin:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-252775), be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on February 25, 2021 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Michael Mies of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-3130 and that such effectiveness also be confirmed in writing.

Very truly yours,

TCW Special Purpose Acquisition Corp.

By:	/s/ Joseph R. Shaposhnik
	Name:	Joseph R. Shaposhnik
	Title:	Chief Executive Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Michael Mies, Esq.

cc:	Paul Hastings LLP
Paul Tropp, Esq.
Michael Pilo, Esq.